



SECURITI**04015787**.SSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39564

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/03_____ AND ENDING_____12/31/03_____
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oakbrook Investment Brokers, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

17 West 727 Butterfield Road, Suite D
(No. and Street)

Oakbrook Terrace,   Illinois   60181
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
____Robert G. Stevens_____(630) 691-1880
                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, Blue Island, Illinois 60406

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____Robert G. Stevens_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Oakbrook Investment Brokers, Inc._____ , as of _____December 31, ___,20 03_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

_____

_____

OFFICIAL SEAL
KATHLEEN RYAN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/01/04

_____
Signature

President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



OAKBROOK INVESTMENT BROKERS, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2003

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Oakbrook Investment Brokers, Inc.

We have audited the accompanying statement of financial condition of Oakbrook Investment Brokers, Inc. as of December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Oakbrook Investment Brokers, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
February 6, 2004

OAKBROOK INVESTMENT BROKERS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Receivable from broker/dealers	$ 42,820
Furniture and equipment at cost,	
less $58,012 accumulated depreciation	2,528
Other assets	725
TOTAL ASSETS	**$ 46,073**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Accounts payable	$ 14,672
Commissions payable	8,232
Payable to shareholder	2,098
Total Liabilities	$ 25,002

SHAREHOLDERS' EQUITY

Common stock, no par value; shares authorized 1,000; shares issued 100; outstanding 70	$ 1,000
Additional paid-in capital	55,000
Retained earnings (deficit)	(29,929)
Less 30 shares of Treasury Stock, at cost	(5,000)
Total Shareholders' Equity	$ 21,071
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 46,073**

The accompanying notes are an integral part of this financial statement.

OAKBROOK INVESTMENT BROKERS, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Illinois on January 30, 1987. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities. Operations began June 23, 1988.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Long Securities - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market value (or fair value) is included in income.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date at the time of acquisition of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Furniture and Equipment - Depreciation is provided on a straight-line basis using an estimated useful life of five years.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

OAKBROOK INVESTMENT BROKERS, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

NOTE 2 - S CORPORATION ELECTION

The Company has elected S Corporation status for federal income tax purposes.
Income taxes are therefore the responsibility of the individual shareholder of the
Company.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of
Securities Dealers, Inc. the Company is subject to the Uniform Net Capital Rule,
which requires the maintenance of minimum net capital and requires that the
ratio of aggregated indebtedness to net capital, both as defined, shall not exceed
1500%. At December 31, 2003 the Company's net capital and required net
capital were $14,074 and $5,000 respectively. The ratio of aggregate
indebtedness to net capital was 178%.

NOTE 4 - LEASE COMMITMENTS

Occupancy Lease - Minimum annual rentals under a noncancellable lease for
office space which expires April 30, 2004 are $3,504 for 2004. The total
expense for office space for the year ended December 31, 2003 was $10,673.

NOTE 5 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

The Company has entered into an agreement with another broker/dealer
(Clearing Broker/dealer) whereby the Company forwards (introduces) customer
securities transactions to the Clearing Broker/dealer, fully disclosing the
customer name and other information. The processing and, if applicable, any
financing pertaining to the introduced securities transactions is performed by the
Clearing Broker/dealer. The customer account is therefore maintained and

OAKBROOK INVESTMENT BROKERS, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

NOTE 5 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK - (Continued)

recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity. The Company has deposited $25,000 with the Clearing Broker/Dealer to assure the Company's performance under the agreement. This amount is included in "Receivable from broker/dealers". The agreement may be terminated by either party with 90 days prior written notification. In addition, if the Company terminates this agreement at any time, it will be liable for the expenses incurred by the Clearing Broker/dealer in connection with converting or closing the accounts.

Customers of the Company may enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange traded options. As a writer of options, the customer receives a premium in exchange for giving the counterparty the right to buy or sell the underlying security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and

NOTE 5 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK - (Continued)

foreign exchange rates. In addition, customers may sell securities they do not own and therefore will be obligated to purchase such securities at a future date. The risk to the customer arises if the market values of the related securities increase subsequent to the date of sale. The Company's exposure to risk with respect to any of these customer transactions would consist of the amount necessary to satisfy the contractual requirement of the financial instruments should customers fail to meet their contractual obligations.